UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023 (Report No. 4)

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 6, 2023, Maris-Tech Ltd. (the “Registrant”) issued a press release titled “Maris-Tech Announces Full Year 2022 Financial Results,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The first five paragraphs and the sections titled “Year Ended 2022 and Recent Highlights,” “IPO and Share Repurchase Plan” and “Forward-Looking Statements” are incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-262910), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated March 6, 2023, titled “Maris-Tech Announces Full Year 2022 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: March 6, 2023	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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